Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125338

SUPPLEMENT NO. 3, DATED SEPTEMBER 29, 2006

TO THE PROSPECTUS DATED AUGUST 17, 2006

OF DIVIDEND CAPITAL TOTAL REALTY TRUST INC.

We are providing this Supplement No. 3 to you in order to supplement our prospectus. This supplement must be read in conjunction with our prospectus dated August 17, 2006, as supplemented by our Supplement No. 1 dated August 21, 2006 and our Supplement No. 2 dated August 28, 2006.

DESCRIPTION OF PROPERTIES

The following information should be read in conjunction with the information in our prospectus, including the section “Risk Factors.”

Lundy Joint Venture and Property Acquisition

On September 28, 2006, a joint venture (the “Lundy Joint Venture”) between a wholly-owned subsidiary of ours and an affiliate of Westcore Properties AC, LLC (“Westcore”), acquired a fee interest in Lundy Avenue Research Park (“Lundy Avenue”), an office property located in San Jose, California. The total acquisition cost of the property was approximately $21.2 million (consisting of an approximate $19.8 million purchase price plus additional due diligence and other closing costs) and was paid for through a combination of (i) an equity contribution from us to the Lundy Joint Venture using proceeds from our public equity offering and (ii) an equity contribution from Westcore to the Lundy Joint Venture. Lundy Avenue consists of three buildings comprising 177,749 net rentable square feet and is currently 100% leased to a single tenant.

The Lundy Joint Venture acquired Lundy Avenue without the use of debt financing. However, we currently expect the Lundy Joint Venture to enter into a loan agreement to partially finance the acquisition of Lundy Avenue. We expect the loan amount to be approximately $14 million. However, the terms of the loan have not yet been determined and there is no guarantee that the loan agreement will occur for the estimated amount or at all.

Pursuant to an advisory agreement between us and Dividend Capital Total Advisors LLC (the “Advisor”), upon closing, we paid to the Advisor an acquisition fee in the amount of approximately $356,900 (equal to 2% of our pro rata portion of the approximate $19.8 million purchase price). This amount is not included in the approximate $21.2 million total acquisition cost of the property described above. The Advisor will also receive an asset management fee consisting of: (i) a monthly fee equal to one twelfth of 0.5% of the our pro rata portion of the aggregate cost (before non cash reserves and depreciation) of the property and (ii) a monthly fee equal to 6.0% of our pro rata portion of the aggregate monthly net operating income derived from the property.

The Lundy Joint Venture was formed for the primary purpose of acquiring Lundy Avenue. We and Westcore have in the past and may also in the future pursue similar arrangements. Pursuant to this joint venture agreement, we and Westcore were required to make initial equity capital contributions equal to 90.0% and 10.0%, respectively, of the total acquisition cost of the property. Additional capital contributions require the unanimous written approval of both parties as to the amount and timing thereof. In addition, Westcore is eligible for potential profit participation upon the ultimate sale of the property. The property’s sole tenant, Flextronics International Ltd. (“Flextronics”), will self-manage the property. As such, no property management agreement has been established.

Lundy Avenue was acquired by the Lundy Joint Venture pursuant to a purchase agreement entered into by and between Westcore Lundy, LLC (a wholly-owned subsidiary of the Lundy Joint Venture formed solely to acquire this property) and Flextronics, the seller and the sole tenant of Lundy Avenue. The total cost of this acquisition may increase by additional costs which have not yet been finally determined. Any additional costs are not expected to be material.